Contact

www.linkedin.com/in/sabina-
khilnani-8bb373b (LinkedIn)

Top Skills

Advertising

Creative Direction

Creative Strategy

Sabina Khilnani

Co-Founder, elo audio

United States

Experience

elo audio
Co-Founder
January 2019 - Present (3 years 4 months)
Paris Area, France

We're a collaborative audio platform helping busy professionals share content
with their teams, no matter where they are!

WP Narrative_
Group Strategy & Business Director
January 2016 - October 2018 (2 years 10 months)
Greater New York City Area

WP Narrative_ is a content and advertising start-up focused on storytelling and
technology. I served as their head of strategy, helping brands reimagine how
to engage consumers.

My role consisted of identifying trends, emerging platforms and consumer
behaviors to drive innovative communications development and award-winning
creative campaigns. Our work medaled at every major creative marketing
award show and we were finalists at SXSW Interactive in 2017. In 2018,
Narrative won several Webby awards and was named the Shorty Awards' Best
Small Agency of the Year. I also had the pleasure of speaking at Mobile World
Congress on the impact that changing mobile consumption behavior is having
on creativity.

Clinton Foundation
Director of Marketing and Creative Services
July 2015 - December 2015 (6 months)
Greater New York City Area

As their Director of Marketing, I developed and socialized the vision and goals
for a cross-functional marketing team in support of 11 distinct philanthropic
initiatives and focus areas.

Havas
Account Director

August 2007 - April 2015 (7 years 9 months)
Arnold NY | BETC Paris

During my almost eight years at Havas, I worked with various global CPG
clients (GlaxoSmithKline, Hershey's and Danone) across the Arnold NY
and BETC Paris offices. My role consisted of liaising with senior marketers,
managing client-facing account teams, P&L management and strategic
planning across brands.

Doner
Account Associate
May 2005 - July 2007 (2 years 3 months)
Detroit, Michigan

I started my career in advertising working with Expedia.com as a client as we
helped them promote their new suite of online booking tools. I also led internal
communications campaigns aimed to promote employee engagement.

Education

INSEAD
Global Executive MBA · (2018 - 2019)